18

05010625

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keiko Express Co., Ltd

*CURRENT ADDRESS

PROCESSED

AUG 2 3 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34718 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 8/23/05

82-34718

ARLS

3-31-05

RECEIVED
18

SEC MAIL PROCESSING
RECEIVED
AUG 1 7 2005
WASH., D.C. 192 SECTION

# Annual Report 2005

## Keika Express Co., Ltd

**Attached Document**

1. Group Business Structure

The Keika Express Group (Keika Express Co., Ltd. and its affiliates), which consists of Keika Express Co., Ltd. and its three subsidiaries: Keika Express CS, MC Convenience Co., Ltd., and Luck Co., Ltd., extensively operates its transportation business (consigned freight transportation) and development business (development of owner-operators, etc.).

The group operations are summarized as below.

Transportation Business (Consigned Freight Transportation)

The transportation business intends to provide physical distribution capabilities in diverse ways: as a bundled service, a combination of multiple services, or a service of single item, on a fixed-term contract, to satisfy various needs of business customers.

Unlike the standard services offered by general carriers such as home-delivery companies, Keika Express provides a unique comprehensive freight service of high value in combination with incidental services associated with transportation such as unpacking and installation, and other logistics such as storage, inventory management, freight handling, customer service, and information service.

Keika Express itself does not hold its own property and equipment necessary for delivery services, and outsources the service operations to adequate and low-cost distribution service providers. The Company has a broad and well-developed network of outsourcees consisting of "owner-operators" who run a business with light vehicles of their own, "contract staff" who take on freight handling and operations control as independent business proprietors, and "subcontractors" composed of subsidiaries and alliance partners that carry out commissioned business as a corporation. Our agile contract logistics using the powerful network have the strong support of a wide range of corporate customers from wholesalers to manufacturers and retailers.

The Group's business operations are classified into three segments: general light-freight transportation services, mixed-load light-freight services that operate the B2B Express system, and transportation-related incidental services that undertake light work.

Development Business (Owner-operator development, etc.)

The major task of development business is to bring up owner-operators, one of the key components of the service consignee network.

The owner-operator development process includes recruitment via advertising medium such as newspaper inserts, briefing sessions about going into business in various locations, and interviews and screenings of potential owner-operators who wish to start up business of their own. If newly enrolled operators do not have light vehicles of their own, the Company sells them light trucks with its specifications.

In addition, for those operators in need of loans, the Company arranges auto loans from credit companies, on which the Company receives a certain commission from the credit company based on contract amounts (merchant fee).

The Keika Express Group also deals with installment sales and leasing.

The revenues generated from the above operations are categorized and positioned within the Group as follows:

| Business category (Operations) | Type of Revenue | Description | Name of companies in charge |
|---|---|---|---|
| Transportation Business (Consigned freight transportation) | Revenue from freight transportation | Freight transportation by light trucks and incidental services | Keika Express Co., Ltd.<br>Keika Express CS Corporation |
| | Other operating revenue | Contribution payment to the funds in preparation for cargo accidents and business development incidental to the above operations, and revenue from storage of cargoes and incidental services, etc. | |
| Development Business (Owner-operator development, etc.) | Merchandise sales | Revenue from sales of light trucks and accessories with the Company's specs and sales of specially designed light truck bodies to owner-operators | Keika Express Co., Ltd.<br>MC Convenience Co., Ltd.<br>Keika Express CS Corporation<br>Luck Co., Ltd. |
| | Other operating revenue | Merchant fee incidental to the above operations, etc. | |

The diagram below provides the Keika Express Group structure.


Transportation business (Consigned freight transportation)
Development business (Owner-operator development, etc.)
Customers (Corporate shippers)
Consignment of freight transportation
Consignment of freight transportation
Keika Express CS Corporation (consolidated subsidiary)
Consignment of freight transportation
Consignment of freight transportation
Subcontractors
Contract Staff
Sales of used vehicles and accessories
Consignment of freight transportation
Consignment of freight transportation
Keika Express Co., Ltd.
Sales of light trucks
Owner-operators
Auto loan contract
Lease contract
Auto insurance
MC Convenience Co., Ltd. (consolidated subsidiary)
Third party credit for auto loans
Advertisement
Luck Co., Ltd.
(Consolidated subsidiary)

## 2. Management policy

### (1) Basic management policy

Since its foundation, Keika Express has been operating its business as a trucking company without trucks. The Company provides small-lot, low-cost delivery services via the so-called "double outsourcing system" in which owner-operators trained by the Company undertake freight transportation and incidental services for the customers (corporate shippers).

After the inventory adjustment in businesses ran its course, the market interest was focused on lower distribution cost and higher efficiency in operations with less labor, making the outsourcing systems for physical distribution services more diverse and complex.

Keika Express vigorously pushes forward with its motto "asset-free management capitalizing on external resources." In order to improve physical distribution process for customers and offer solutions for cost reduction, we believe it is important for the Company to develop low-cost infrastructure for its business and adopt a third party's perspective with a balanced sense of interest in making full use of it. Based on this concept, we keep vehicles, transportation facilities, and delivery staff to the minimum, while securing major part of necessary property and equipment at alliance partners and subsidiaries, in order to achieve cost reduction with little priority on holding of assets of our own.

We also flexibly use 2-ton, 4-ton, and large trucks held by alliance partners for various purposes rather than specializing in delivery by light trucks, and thereby achieve optimum distribution infrastructure for customers. Enhancement of customer satisfaction in this way is just what we, as a physical distribution partner of business customers, should achieve to earn the trust of our shareholders.

### (2) Medium- to long-term business strategy

Keika Express aims to evolve from a light-freight trucking company into a player in the giant market for general cargo services that is dozens of times the size of the light-freight delivery market, and seeks to develop a business structure appropriate for it.

The Company posted a significant amount of extraordinary losses for this period. In an attempt to come out of the stall, we formulated our New Business Plan (covering a period from April 2005 to March 2006), under which the Company, as a comprehensive physical distribution outsourcer, will promote more efficient use of management resources and promote an expansion strategy for transportation business, in order to achieve "higher profitability" and "stronger financial position." Based on this Plan, we will build up our operating foundations and further increase our corporate value in the future.

Transportation Business

Net sales for the previous fiscal year ended up with a year-on-year decline affected by suppression of increase in owner-operators through stricter credit control and lower capacity utilization of contract staff with declining retention rates. For this fiscal year, however, development of good-quality owner-operators pushed up capacity utilization rate, which, we expect, will lead to the upturn of the business from now on.

The Company will further expand its service network and pursue its “asset-free contract logistics” scheme toward the growth of transportation business.

Development business

We will continue to tighten our credit control over owner-operators while implementing hedging measures against the risk in providing guarantees.

(3) Basic policy and measures for corporate governance

(Basic policy)

Amid a rapid advancement of globalization, corporate governance in business corporations is becoming a matter of greater importance. Keika Express, seriously taking the matter of corporate governance as one of its management priorities, will strive to implement an adequate and swift decision-making process to maximize shareholder value, clarify the accountability of management in step with separation of supervisory function from business execution, and enhance systems for risk management and compliance.

(Implementation of measures)

1. Corporate governance systems including managerial decision-making process, management organization for execution and supervision of business operations

- Company with Committees or with Corporate Auditors

Keika Express adopted the Company with Corporate Auditors system.

- Appointment of outside directors and corporate auditors

Keika Express had six directors, none of whom are from outside, and three corporate auditors, two of whom are outside corporate auditors.

- Full-time support staff for the outside directors and corporate auditors

No full-time staff is assigned. Support service is provided by the Company's respective departments: General Affairs, Accounting, Legal Affairs, and Auditing.

- Systems for business execution and supervision

Keika Express adopted an executive officer system to speed up managerial decision-making and enhance business execution process. Based on the policies established by the Board of Directors, directors, who concurrently take the responsibility of business execution, delegate the performance of operations to executive officers. Executive officers carry out the duties in their respective areas of responsibilities and periodically report to the Board of Directors on the progress on their responsible operations. While executive officers are responsible for periodical reporting to the Board of Directors on the progress of respective operations, the

Board of Directors plays its role to supervise the business execution by executive officers.

- Internal control structure

Under the president, directors and executive officers lead respective departments with delegated authority for making decisions, where a system of checks and balances properly functions between the departments. In addition, the audit department is headed by a director, who works together with corporate auditors in the supervision of business execution.

- Lawyers, independent auditors and other third party professionals

Keika Express has an advisory contract with law offices of Kimura, Urakawa & Katayama, Hironaka, Nishiura, and Mori, Hamada & Matsumoto, which provide advice on legal issues and other matters arising from business operations including corporate governace. The Company also signed an audit contract with Deloitte Touche Tohmatsu.

2. Personal, capital, and business affiliations and other interests between the Company and outside directors and corporate auditors

Outside corporate auditors are not former employees of, and have no capital or business affiliations with Keika Express or its affiliates.

3. Implementation of measures for improving corporate governance during the past year

The Company established the rules that ensure corporate auditors to express their opinions at a regular monthly meeting of the Board of Directors and also attend the Board's ad hoc meetings to closely monitor the business execution of directors. The executive officer system was improved with a more precise separation between supervision and business execution, while accountability of sales and administrative functions was strengthened.

3. Results of operations and financial position

(1) Results of operations

[1] Performance for the period

The Keika Express Group expanded its service base for "asset-free contract logistics" by proactively responding to the needs of the whole freight transportation industry for comprehensive physical distribution services, by leveraging its "double outsourcing" business model, aiming to become a "general physical distribution outsourcer."

The "asset-free contract logistics" offer various styles of services at customer's request, including not only a delivery of consigned freight alone but also a bundled or combined service of multiple functions among from transportation/storage/inventory management/freight handling and other distribution-related services such as customer service, information service, etc. The Company rolled out its services developing alliance partners and reinforcing the service consignee network through M&A.

Keika Express actively promoted expansion and upgrading of its service areas in response to the increasing needs of customers for outsourcing of distribution functions. With a constantly growing demand for the transportation business, the Company's mainstay, on one hand, we conducted a careful screening of potential owner-operators at the time of enrollment, in order to curb the number of third party credit contracts cancelled in the future.

As a result of the above, net sales declined in both segments: transportation business suffered from low capacity utilization rates and development business reduced sales of vehicles (merchandise sales), leading to a year-on-year decline in gross profit.

On the other hand, owing to the positive effect of the structural reform of operations launched last year, personnel expense and advertising expense, which are major components of selling, general and administrative expenses, decreased by 20% to 30%, leading to a 10% cut in the total expenses, year on year.

In contrast, commissions (part of selling, general and administrative expenses) nearly tripled, compared to the previous year, due to an increased burden of lease fees for vehicles introduced at alliance partners (about ¥200 million per month), reducing earnings significantly.

From the next fiscal year onward, the Company will resolutely reform its financial structure in order to improve profitability. Toward this end, we cancelled lease contracts for vehicles in bulk and terminated the ties with alliance partners, posting extraordinary losses of ¥6,532 million for the period, while increasing capital by ¥3 billion through a third party allocation of shares in order to enhance capital adequacy.

As a result, net sales amounted to ¥39,177 million (down 1.0% from previous fiscal year), operating income was ¥1,028 million (up 25.8%), ordinary income was ¥656 million (up 24.2%), generating net loss of ¥3,787 million (versus net income of ¥256 million for the previous fiscal year).

Performance by business segment is as follows:

Transportation (Consigned Freight Transportation)
Looking at performance by category, sales of general light-freight transportation service were ¥17,518 million (up 1.1% year on year), sales of mixed-load light-freight services increased to ¥7,811 million (up 6.5%), sales of transportation-related incidental services decreased to ¥2,708 million (down 18.6%), and net sales of transportation business totaled ¥29,422 million (down 0.4%).

Meanwhile, in the middle of constant growth of mixed-load light-freight services, general light-freight transportation and transportation-related incidental services registered year-on-year declines. The declines were due to a lower capacity utilization rate caused by a stricter screening at the time of enrollment. However, the monthly number of third party credit contracts cancelled due to nonperforming loans dropped to one thirds from a peak, restoring the capacity utilization rate to the previous level.

Gross profit of the transportation business was ¥6,407 million (up 0.7% from the previous fiscal year) or 21.8% (up 0.2%) of net sales, generating operating income of ¥1,534 million (up 33.7%) primarily contributed by restructuring effects.

Development (Owner-operator development, etc.)
Merchandise net sales decreased to ¥6,401 million (down 16.6% year on year) and net sales of development business decreased to ¥9,754 million (down 3.0%) due to intensified screening at the time of enrollment, generating gross profit of ¥4,991 million (down 13.4%) or 51.2% of net sales and operating income of ¥1,009 million (down 21.1%).

[2] Outlook for the next period

In the transportation business, Keika Express, as a comprehensive physical distribution outsourcer, will continue to expand its business domain through proactive marketing activities while achieving higher capacity utilization rates by reducing the number of third party credit contracts cancelled. The Company expects all these efforts will lead to a continuous growth of business in the future.

In the development business, while the business cooperative association launched last year is being operated smoothly, the Company is negotiating with potential partners other than the cooperative association members for possible consignment of reguarantee services for auto loans, to hedge its risk in credit guarantees.

As explained above, the Company will continue to move forward with restructuring efforts to put the development business on a sound footing.

Projected net sales under the new business plan are ¥39,078 million (up 0.3% year on year), which consists of ¥31,990 million (up 8.7%) in transportation business and ¥7,087 million (down 27.3%) in development business excluding lease fee revenue from alliance partners. The termination of lease contracts will contribute to significantly decrease selling, general and administrative expenses to ¥9,050 million (down 12.7%), bringing in projected ordinary income of ¥2,145 million (up 226.9%) and net income of ¥1,157 million.

The Company believes that the above business plan is reasonably achievable judging from expected growth of transportation business, the level of ordinary income in the past, and contribution by exclusion of lease fee amounting to ¥200 million per month.

(2) Financial position

[1] Summarized financial position

(Unit: ¥Million)

| Classification | Year ended March 31, 2005<br>Amount | Year ended March 31, 2004<br>Amount | Year-on-year Increase/ Decrease<br>Increase/ Decrease |
|---|---|---|---|
| Cash flows from operating activities | -2,853 | -3,291 | 438 |
| Cash flows from investing activities | -634 | -861 | 227 |
| Cash flows from financing activities | 2,625 | 5,300 | -2,675 |
| Increase in cash and cash equivalents | -862 | 1,147 | -2,009 |
| Cash and cash equivalents at end of year | 3,792 | 4,654 | -862 |

Cash flows from operating activities:
Though income before income taxes for the year declined by ¥6,315 million compared to the previous year mainly due to extraordinary losses, a decrease in long-term accrued receivables, trade receivables and installment receivables allowed cash flows from operating activities to stay at negative ¥2,853 million (versus negative ¥3,291 million for the previous year).

Cash flows from investing activities:
Cash flows from investing activities amounted to negative ¥634 million (versus negative ¥851 million for the previous year). This is primarily due to an increase in time deposits.

Cash flows from financing activities:
Cash flows from financing activities decreased to ¥2,625 million (versus ¥5,300 for the previous year). Debt repayments outweighed the proceeds of ¥2,974 million from issuance of preferred stock.

As a result, consolidated cash and cash equivalents at the end of the current fiscal year declined ¥862 million to ¥3,792 million compared to the previous fiscal year.

(Trends in cash flow indicators)
Financial indicators for the past 5 years are as follows:

| Indicators | | March 31, 2001 | March 31, 2002 | March 31, 2003 | March 31, 2004 | March 31, 2005 |
|---|---|---|---|---|---|---|
| Shareholders' equity ratio | (%) | 43.8 | 35.4 | 28.9 | 23.9 | 28.7 |
| Shareholders' equity ratio Based on market price | (%) | 103.5 | 102.5 | 26.4 | 36.6 | 31.2 |
| Debt redemption period | (Years) | 5.9 | – | – | – | – |
| Interest coverage ratio | | 15.7 | – | – | – | – |

Notes:

1. The above indicators are calculated using the following formulas:

   Shareholders' equity ratio: Shareholders' equity / total assets

   Shareholders' equity ratio based on market price: Total market value of shares / total assets

   Debt redemption period: Interest-bearing debt / operating cash flows

   Interest coverage ratio: Operating cash flows / interest payments

2. All of the above indicators are calculated based on the consolidated financial statements.
3. As fiscal years ended March 31, 2002, 2003, 2004 and 2005 resulted in negative operating cash flows, descriptions of debt redemption period and interest coverage ratio for these years were omitted.
4. Total market value of shares is calculated by multiplying the closing market price prevailing on the date of the balance sheet by the number of shares issued and outstanding (excluding treasury stocks) at the end of each fiscal year.
5. Figures for operating cash flows are from the consolidated statements of cash flows. Interest-bearing debts included all debts on the consolidated balance sheets for which interest was paid. Figures for

interest payments are from the consolidated statements of cash flows.

[Outlook for the next period]

Concerning cash flows from operating activities, the Company will continue to reduce long-term accrued receivables through strict control of the owner-operator development.

Cash used in investing activities will be kept to the minimum necessary for business expansion.

In financing activities, the Company seeks to reduce interest-bearing debts by turning the operating cash flows into positive balance.

# Consolidated Balance Sheets

(Unit: ¥Million)

| Assets | | | | | |
|---|---|---|---|---|---|
| Accounts | As of March 31, 2005 | | As of March 31, 2004 | | Increase/ Decrease |
| | Amount | Ratio | Amount | Ratio | |
| | | % | | % | |
| Current Assets | 12,360 | 48.9 | 16,004 | 57.4 | -3,644 |
| Cash and cash equivalents | 5,282 | | 5,282 | | 0 |
| Trade notes and accounts receivable | 2,701 | | 4,300 | | -1,599 |
| Installment receivables | 3,122 | | 5,310 | | -2,187 |
| Inventories | 163 | | 82 | | 81 |
| Deferred tax assets | 144 | | 266 | | -122 |
| Other | 1,113 | | 1,024 | | 89 |
| Allowance for doubtful accounts | -167 | | -260 | | 93 |
| Fixed Assets | 12,892 | 51.1 | 11,890 | 42.6 | 1,002 |
| (Tangible fixed assets) | 1,236 | 4.9 | 1,361 | 4.9 | -125 |
| Buildings and structures | 334 | | 339 | | -4 |
| **Machinery and transport equipment** | 169 | | 264 | | -95 |
| Land | 623 | | 623 | | — |
| Other | 109 | | 134 | | -25 |
| (Intangible fixed assets) | 122 | 0.5 | 594 | 2.1 | -471 |
| Goodwill | — | | 461 | | -461 |
| Other | 122 | | 133 | | -10 |
| (Investment and other assets) | 11,533 | 45.7 | 9,934 | 35.6 | 1,599 |
| Investment securities | 304 | | 368 | | -64 |
| Long-term receivables | 2,486 | | 2,923 | | -437 |
| Claim in bankruptcy, corporate rehabilitation or similar processes | 3,398 | | 1,026 | | 2,371 |
| Deferred tax assets | 3,270 | | 1,190 | | 2,080 |
| Deposit received | 1,326 | | 1,357 | | -30 |
| Subordinated beneficial interest in trust assets | 3,779 | | 3,532 | | 247 |
| Other | 762 | | 968 | | -205 |
| Allowance for doubtful accounts | -3,795 | | -1,433 | | -2,361 |
| Total Assets | 25,253 | 100.0 | 27,895 | 100.0 | -2,641 |

(Unit: ¥Million)

| Accounts | As of March 31, 2005 Amount | As of March 31, 2005 Ratio | As of March 31, 2004 Amount | As of March 31, 2004 Ratio | Increase/ Decrease |
|---|---|---|---|---|---|
| **Liabilities** | | | | | |
| | | % | | % | |
| Current Liabilities | 11,192 | 44.3 | 11,371 | 40.8 | -178 |
| Trade notes and accounts payable | 496 | | 369 | | 126 |
| Short-term bank loans | 3,901 | | 2,510 | | 1,391 |
| Current maturities of bonds | 430 | | 538 | | -108 |
| Current portion of long-term debt | 2,910 | | 2,874 | | 35 |
| Accounts payable – owner-operators | 1,567 | | 2,084 | | -516 |
| Income taxes payable | 73 | | 159 | | -85 |
| Accrued bonuses | 113 | | 123 | | -9 |
| Unearned interest on installment | 1,075 | | 1,656 | | -581 |
| Other current liabilities | 623 | | 1,054 | | -431 |
| Long-term Liabilities | 6,812 | 27.0 | 9,849 | 35.3 | -3,036 |
| Bonds | 1,200 | | 3,280 | | -2,080 |
| Long-term bank loans | 5,160 | | 6,139 | | -979 |
| Liability for retirement benefits | 80 | | 66 | | 13 |
| Liability for retirement allowance for directors and corporate auditors | 331 | | 317 | | 13 |
| Other | 41 | | 45 | | -4 |
| Total Liabilities | 18,005 | 71.3 | 21,220 | 76.1 | -3,214 |
| **Minority Interests** | | | | | |
| Minority interests | — | — | — | — | — |
| **Shareholders' Equity** | | | | | |
| Common stock | 3,763 | 14.9 | 1,437 | 5.1 | 2,326 |
| Additional paid-in capital | 3,687 | 14.6 | 1,363 | 4.9 | 2,323 |
| Retained earnings | -65 | -0.3 | 3,957 | 14.2 | -4,022 |
| Net unrealized gain (loss) on available-for-sale securities | 1 | 0.0 | 1 | 0.0 | -0 |
| Treasury stock-at cost | -139 | -0.6 | -86 | -0.3 | -53 |
| Total Shareholders' Equity | 7,247 | 28.7 | 6,674 | 23.9 | 573 |
| Total Liabilities, Minority Interests and Shareholders' Equity | 25,253 | 100.0 | 27,895 | 100.0 | -2,641 |

## Comparative Consolidated Statements of Income

(Unit: ¥Million)

| Accounts | Year ended March 31, 2005 Amount | Year ended March 31, 2005 % | Year ended March 31, 2004 Amount | Year ended March 31, 2004 % | Increase/ Decrease |
|---|---|---|---|---|---|
| | | % | | % | |
| Net Sales | 39,177 | 100.0 | 39,579 | 100.0 | -402 |
| Cost of Sales | 27,778 | 70.9 | 27,450 | 69.4 | 327 |
| Gross Profit | 11,399 | 29.1 | 12,129 | 30.6 | -730 |
| Selling, General and Administrative Expenses | 10,370 | 26.5 | 11,311 | 28.6 | -941 |
| Advertising expense | 2,007 | | 2,839 | | -832 |
| Provision for allowance for doubtful accounts | 242 | | 175 | | 66 |
| Salaries, compensation and allowances | 2,959 | | 3,874 | | -915 |
| Provision for bonuses | 100 | | 116 | | -15 |
| Provision for retirement benefits | 24 | | 43 | | -19 |
| Welfare expense | 437 | | 550 | | -112 |
| Travel expense | 353 | | 450 | | -97 |
| Lease and rent | 981 | | 1,080 | | -98 |
| Depreciation | 144 | | 181 | | -37 |
| Commissions paid | 1,858 | | — | | 1,858 |
| Other | 1,261 | | 1,998 | | -736 |
| Operating Income | 1,028 | 2.6 | 817 | 2.0 | 211 |
| Non-operating Income | 180 | 0.5 | 275 | 0.7 | -94 |
| Commissions received | 54 | | 53 | | 0 |
| Damages received | 30 | | 105 | | -74 |
| Cancellation fees received | 25 | | 45 | | -19 |
| Other | 69 | | 71 | | -2 |
| Non-operating Expenses | 552 | 1.4 | 564 | 1.4 | -11 |
| Interest expense | 154 | | 66 | | 88 |
| Bond issue expense | — | | 115 | | -115 |
| Commissions paid | 249 | | 211 | | 38 |
| Loss on transfer of preferred beneficial interest in trust assets | — | | 56 | | -56 |
| Other | 148 | | 114 | | -34 |
| Ordinary Income | 656 | 1.7 | 528 | 1.3 | 127 |
| Extraordinary Income | 217 | 0.6 | 137 | 0.3 | 79 |
| Gain on sales of fixed assets | 2 | | 0 | | 1 |
| Gain on sales of investment securities | — | | 136 | | -136 |
| Refund of insurance premiums due to surrender | 203 | | — | | 203 |
| Other | 11 | | — | | 0 |
| Extraordinary Loss | 6,532 | 16.7 | 10 | 0.0 | 6,522 |
| Loss on sales of fixed assets | 0 | | 1 | | -0 |
| Loss on disposal of fixed assets | 3 | | 8 | | -4 |
| Loss on transfer of receivables | 996 | | — | | 996 |
| Loss on termination of development agency contract | 560 | | — | | 560 |
| Provision for allowance for doubtful accounts | 2,406 | | — | | 2,406 |
| Loss on cancellation of lease contracts | 1,799 | | — | | 1,799 |
| Amortization of goodwill | 324 | | — | | 324 |
| Other | 441 | | — | | 441 |
| Net Income (Loss) before Income Taxes | -5,659 | -14.4 | 655 | 1.6 | -6,315 |
| Income Taxes – current | 83 | 0.2 | 504 | 1.3 | -420 |
| Income Taxes – deferred | -1,955 | -5.0 | -105 | 0.3 | -1,850 |
| Net Income (Loss) | -3,787 | -9.7 | 256 | 0.6 | -4,044 |

# Consolidated Statements of Retained Earnings

(Unit: ¥Million)

| Accounts | Year ended March 31, 2005<br>Amount | Year ended March 31, 2004<br>Amount |
|---|---|---|
| (Additional Paid-in Capital) | | |
| Additional paid-in capital at beginning of year | 1,363 | 1,188 |
| Increase in additional paid-in capital | 2,323 | 174 |
| Exercise of warrants | 823 | 174 |
| Issuance of preferred stock | 1,500 | — |
| Additional paid-in capital at end of year | 3,687 | 1,363 |
| (Retained Earnings) | | |
| Retained earnings at beginning of year | 3,957 | 3,918 |
| Increase in retained earnings | — | 256 |
| Net income | — | 256 |
| Decrease in retained earnings | 4,022 | 217 |
| Cash dividends | 205 | 191 |
| Bonuses to directors and corporate auditors | 30 | 25 |
| Net loss | 3,787 | — |
| Retained earnings at end of year | -65 | 3,957 |

## Consolidated Statements of Cash Flows

(Unit: ¥Million)

| Accounts | Year ended March 31, 2005 | Year ended March 31, 2004 |
|---|---|---|
| | Amount | Amount |
| Cash flows from operating activities: | | |
| Net income (loss) before income taxes | -5,659 | 655 |
| Depreciation and amortization | 207 | 212 |
| Increase/decrease (-) in allowance for doubtful accounts | 2,267 | 30 |
| Increase/decrease (-) in reserve for bonuses | -9 | -11 |
| Increase/decrease (-) in liability for retirement benefits | 13 | -5 |
| Increase/decrease (-) in liability for retirement allowance for directors and corporate auditors | 13 | 30 |
| Interest and dividends received | -15 | -5 |
| Interest paid | 154 | 66 |
| Increase (-)/decrease in trade receivables | 1,712 | -3,118 |
| Increase (-)/decrease in installment receivables | 2,168 | -1,455 |
| Increase (-)/decrease in inventories | -71 | -6 |
| Increase (-)/decrease in long-term receivables | 437 | — |
| Increase (-)/decrease in claim in bankruptcy and corporate rehabilitation | -2,352 | — |
| Increase (-)/decrease in subordinated beneficial interest in trust assets | -247 | — |
| Increase/decrease (-) in trade payables | -391 | 254 |
| Increase/decrease (-) in consumption taxes payable | -89 | 48 |
| Increase/decrease in other assets/liabilities | -1,152 | 558 |
| Other-net | 465 | 36 |
| Sub-total | -2,549 | -2,709 |
| Interest and dividends received | 7 | 13 |
| Interest paid | -141 | -69 |
| Income taxes paid | -169 | -526 |
| Net cash used in operating activities | -2,853 | -3,291 |
| Cash flows from investing activities: | | |
| Increase in time deposit | -976 | -276 |
| Decrease in time deposit | 113 | 70 |
| Payment for purchase of investment securities | -102 | — |
| Proceeds from sales of investment securities | 158 | 274 |
| Payment for purchase of property and equipment | -69 | -185 |
| Proceeds from sales of property and equipment | 5 | 14 |
| Proceeds from collection of loans | 200 | 241 |
| Disbursement for originating loans | -2 | -750 |
| Payment for purchase of consolidated subsidiaries net of cash acquired | — | -85 |
| Other-net | 37 | -164 |
| Net cash used in investing activities | -634 | -861 |
| Cash flows from financing activities: | | |
| Increase/decrease (-) in short-term bank loans | 1,391 | -2,023 |
| Increase in long-term debt | 1,964 | 6,369 |
| Repayments of long-term debt | -2,907 | -1,879 |
| Cash dividends paid | -205 | -185 |
| Proceeds from issuance of stocks | 2,974 | — |
| Proceeds from issuance of bonds | — | 3,384 |
| Disbursement for redemption of bonds | -538 | -306 |
| Repurchase of own shares | -53 | -58 |
| Net cash provided by financing activities | 2,625 | 5,300 |
| Effect of foreign exchange on cash and cash equivalents | 0 | -0 |
| Increase/decrease (-) in cash and cash equivalents | -862 | 1,147 |
| Cash and cash equivalents, beginning of year | 4,654 | 3,506 |
| Cash and cash equivalents, end of year | 3,792 | 4,654 |